Exhibit 10.9

NIMBLE STORAGE, INC.

CHANGE IN CONTROL SEVERANCE POLICY

as adopted September 25, 2013

ELIGIBILITY: Named executive officers and other employees designated by the Committee are eligible to receive change in control severance benefits. Initial Executives are the Chief Executive Officer and members of the Executive Staff.

BENEFITS: In the event of a Qualifying Termination in connection with a Change in Control (as defined below) and contingent upon the Executive’s execution and non-revocation of a binding separation and release agreement, the Executive will be entitled to receive:

(i)	A lump sum cash payment in an amount equal to 12 months of such Executive’s base salary plus target bonus as in effect immediately prior to the Change in Control.

and

(ii)	12 months of COBRA premiums or equivalent cash.

The foregoing benefits under (i) will be provided on the sixtieth (60th) day following the Qualifying Termination and, in the case of (ii) will begin on the sixtieth (60th) day following the Qualifying Termination.

DEFINITIONS:

A “Change in Control” will have the same definition as Corporate Transaction in the Company’s 2013 Equity Incentive Plan.

A “Qualifying Termination” means an involuntary termination of employment other than for “Cause,” or a voluntary resignation for “Good Reason” within twelve months following a “Change in Control” or within three months preceding a Change in Control provided a definitive agreement has been signed as of the date of termination.

“Cause” shall mean (a) an unauthorized use or disclosure by Executive of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) a material breach of any agreement between Executive and the Company, (c) a material failure to comply with the Company’s written policies or rules, (d) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, (e) gross negligence or willful misconduct, (f) failure to cooperate with the Company in any investigation or formal proceeding, or (g) a continued failure to perform assigned duties after receiving written notification of such failure from the Company’s Chief Executive Officer (or, in the case of the Chief Executive Officer, from the Compensation Committee of the Board of Directors); provided that Executive must be provided with written notice of Executive’s termination for “Cause” and Executive must be provided with a 30-day period following Executive’s receipt of such notice to cure the event(s) that trigger “Cause,” with the Compensation Committee making the final determination whether Executive has cured any Cause.

“Good Reason” shall mean (i) a material diminution in the Executive’s authority, duties or responsibilities, provided, however, if by virtue of the Company being acquired and made a division or business unit of a larger entity following a Change in Control, Executive retains substantially similar authority, duties or responsibilities for such division or business unit of the acquiring corporation but not for the entire acquiring corporation, such reduction in authority, duties or responsibilities shall not constitute Good Reason for purposes of this sub-clause (i); (ii) a 10% or greater reduction in his or her level of compensation (except where there is a general reduction in the total target cash compensation of all similarly situated executive officers), which will be determined based on an average of the Executive’s annual total target cash compensation (annual base salary plus target annual cash incentives) for the prior three calendar years or, if less, the number of years the Executive has been employed by the Company; or (iii) a relocation of Executive to a facility or a location that would increase Executive’s one-way commute by more than 30 miles from Executive’s then current place of employment, provided and only if such change, reduction or relocation is effected by the Company without Executive’s consent. For the Executive to receive the benefits under this Agreement as a result of a voluntary resignation under this paragraph, all of the following requirements must be satisfied: (1) the Executive must provide notice to the Company of his or her intent to assert Good Reason within 120 days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) the Company will have 30 days from the date of such notice to remedy the condition and, if it does so, the Executive may withdraw his or her resignation or may resign with no benefits; and (3) any termination of employment under this provision must occur within six months of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii). Should the Company remedy the condition as set forth above and then one or more of the conditions arises again within twelve months following the occurrence of a Change in Control, the Executive may assert Good Reason again subject to all of the conditions set forth herein.

EXPIRATION: Each agreement terminates automatically three years from the date it was implemented, with the initial agreement effective upon the Company’s initial public offering, and automatic three year extensions hereafter unless the Company gives notice of non-renewal, unless a Change in Control has occurred prior to its expiration.

EXCLUSIVE BENEFIT ELECTION: In order to be eligible to participate in this program, the Executive must execute a new agreement and, except as provided below in “Vesting Acceleration,” generally waive any existing cash and health benefits severance arrangement that would be triggered by a Change in Control or similar transaction.

VESTING ACCELERATION: The vesting acceleration provisions set forth in Section 21.1 of the 2013 Equity Incentive Plan will govern all equity awards granted pursuant to equity incentive plans adopted by the Company prior to, and outstanding on, the effective date of the 2013 Equity Incentive Plan (the “New Plan Date”). Notwithstanding the foregoing, however, the vesting acceleration provisions set forth in any employment agreement or letter or similar agreement between the Company and an Executive in effect on the New Plan Date, to the extent more favorable to the Executive, will continue to apply to the equity awards held by the Executive on the New Plan Date.

280G BEST-OF PROVISION. If the benefits described in the agreement constitute “parachute payments” within the meaning of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then the benefits will be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts (taking into consideration applicable taxes, including the excise tax under Section 4999) would result in the receipt by Executive on an after-tax basis of the greatest amount of benefits (even if some of such benefits are taxable under Section 4999).